
11008049

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 29 2011
WASH, D.C.
211
SECTION

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: **001-33476**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beneficial Mutual Bancorp, Inc.
510 Walnut Street
Philadelphia, PA 19106

US2008 2634081.1

REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Information.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2010

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm.

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

BENEFICIAL MUTUAL SAVINGS BANK
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
TABLE OF CONTENTS
DECEMBER 31, 2010 and 2009



Report of Independent Registered Public Accounting Firm

To the Trustees and Participants
Beneficial Mutual Savings Bank Employees Savings and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the Beneficial Mutual Savings Bank Employees Savings and Stock Ownership Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. The Plan's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteBeard LLC

Philadelphia, Pennsylvania
June 29, 2011

BENEFICIAL MUTUAL SAVINGS BANK
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010

		ESOP		
ASSETS	**401(k)**	**Allocated**	**Unallocated**	**Total**
Investments - at fair value				
Cash and money market funds	$ 5,135	$ -	$ -	$ 5,135
Common stock	2,324,471	8,530,672	19,944,065	30,799,208
Collective investment funds	2,578,461	-	-	2,578,461
Collective trust fund	5,925,082	-	-	5,925,082
Mutual funds	14,176,038	-	-	14,176,038
Total investments	25,009,187	8,530,672	19,944,065	53,483,924
Participant contributions receivable	74,027	-	-	74,027
Employer contributions receivable	51,213	-	-	51,213
Notes receivable from participants	854,995	-	-	854,995
Total assets	25,989,422	8,530,672	19,944,065	54,464,159
LIABILITIES				
Loan Payable	-	-	25,278,140	25,278,140
Due to broker for securities purchased	4,794	-	-	4,794
Total liabilities	4,794	-	25,278,140	25,282,934
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	25,984,628	8,530,672	(5,334,075)	29,181,225
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	(127,545)	-	-	(127,545)
NET ASSETS AVAILABLE FOR BENEFITS	$25,857,083	$ 8,530,672	$ (5,334,075)	$29,053,680

See notes to financial statements.

BENEFICIAL MUTUAL SAVINGS BANK
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009

ASSETS	401(k)	ESOP Allocated	ESOP Unallocated	Total
Investments - at fair value				
Cash and money market funds	$ 6,414	$ -	$ -	$ 6,414
Common stock	3,166,906	6,651,072	25,080,684	34,898,662
Collective investment funds	1,595,299	-	-	1,595,299
Collective trust fund	5,695,173	-	-	5,695,173
Mutual funds	11,481,819	-	-	11,481,819
Total investments	21,945,611	6,651,072	25,080,684	53,677,367
Participant contributions receivable	68,297	-	-	68,297
Employer contributions receivable	532,889	-	-	532,889
Notes receivable from participants	672,975	-	-	672,975
Total assets	23,219,772	6,651,072	25,080,684	54,951,528
LIABILITIES				
Loan Payable	-	-	27,481,008	27,481,008
Due to broker for securities purchased	62,553	-	-	62,553
Total liabilities	62,553	-	27,481,008	27,543,561
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	23,157,219	6,651,072	(2,400,324)	27,407,967
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	(11,368)	-	-	(11,368)
NET ASSETS AVAILABLE FOR BENEFITS	$23,145,851	$6,651,072	$(2,400,324)	$27,396,599

See notes to financial statements.

BENEFICIAL MUTUAL SAVINGS BANK
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2010

		ESOP		
	401(k)	Allocated	Unallocated	Total
CHANGES IN NET ASSETS ATTRIBUTED TO:				
Investment income (loss):				
Net appreciation (depreciation) in fair value of investments	$1,511,592	$(799,503)	$(2,457,516)	$(1,745,427)
Interest and dividends	230,211	-	-	230,211
Net investment income (loss)	1,741,803	(799,503)	(2,457,516)	(1,515,216)
Interest income on notes receivable from participants	32,604	-	-	32,604
Contributions:				
Participant contributions	2,406,195	-	-	2,406,195
Employer contributions	72,933		4,395,000	4,467,933
Rollover contributions	61,304	-	-	61,304
Total contributions	2,540,432	-	4,395,000	6,935,432
Allocate 287,162 Shares of Beneficial Mutual Bancorp, Inc. Common Stock at Fair Value	-	2,679,103	(2,679,103)	-
Other Receipts	4,537	-	-	4,537
	4,537	2,679,103	(2,679,103)	4,537
Total changes	4,319,376	1,879,600	(741,619)	5,457,357
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:				
Benefits paid to participants	1,524,971	-	-	1,524,971
Interest expense – ESOP loan	-	-	2,192,132	2,192,132
Administrative expenses	83,173	-	-	83,173
Total deductions	1,608,144	-	2,192,132	3,800,276
INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	2,711,232	1,879,600	(2,933,751)	1,657,081
NET ASSETS AVAILABLE FOR BENEFITS				
BEGINNING OF YEAR	23,145,851	6,651,072	(2,400,324)	27,396,599
END OF YEAR	$25,857,083	$8,530,672	$(5,334,075)	$29,053,680

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan (with 401(k) provisions), formerly the Beneficial Mutual Savings Bank 401(k) Plan, provides general information only. For a more complete description of the Plan's provisions, participants should refer to the Plan document.

General

The Beneficial Mutual Savings Bank 401(k) Plan (the "401(k) Plan") was established on August 8, 1985 and amended and restated as of May 11, 2007 for the benefit of Beneficial Mutual Savings Bank (the "Company") employees. Effective January 1, 2007, the Company established an employee stock ownership plan ("ESOP") under Sections 409 and 4975 (e)(7) of the Internal Revenue Code (the "Code".) On July 1, 2008, the Plan was amended and restated as the Employee Savings and Stock Ownership Plan (the "KSOP" or "Plan") to integrate the ESOP with the 401(k) Plan. The Company's management believes that the integration of the two plans was a tax exempt transaction under the applicable provisions of the Code.

In addition to providing retirement benefits for employees of the Employer (which includes the Company and each Related Company that adopts the Plan) and their Beneficiaries, a primary purpose of the Plan is to enable employees to share in the growth and prosperity of the Company and to accumulate capital for their future economic security by acquiring a proprietary interest in the Company. In furtherance of that goal, the employee stock ownership portion of the Plan is designed to invest its assets primarily in common stock issued by Beneficial Mutual Bancorp, Inc. (the "Bancorp"), the Company's parent holding company ("Company Stock").

On July 1, 2008, the ESOP and the Beneficial Insurance Services, LLC, a wholly owned subsidiary of the Company, 401(k) Plan were merged with and into the Plan and Beneficial Insurance Services, LLC became an adopting company with respect to the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA".)

The Plan is administered by the Employees' Savings Plan Committee (the "Committee). The Board of Trustees of the Company appoints the members of the Committee who are responsible to and serve at the discretion of the Board of Trustees. The Committee has the exclusive right to interpret the Plan, establish rules for administration of the Plan and to decide any and all matters arising in connection with interpretation and administration of the Plan. Significant administrative costs of the Plan are absorbed by the Company.

Eligibility

All full time employees become eligible on their respective date of hire. Part time employees may become eligible following the completion of 1,000 hours of service within the 12 month period following their respective hire date.

The Plan implemented an automatic enrollment feature effective January 1, 2009 that involves the use of a "qualified automatic contribution arrangement" under the applicable sections of ERISA and the Code.

ESOP Feature

The Plan purchased shares of Company Stock using the proceeds of a borrowing from the Bancorp and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of twenty years funded by Company contributions to the trust fund.

Under the ESOP feature of the Plan, the Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan's dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payment of principal and interest due on its term indebtedness to the Bancorp. As the Plan makes each payment of principal and interest, an appropriate percentage of stock is allocated to eligible employees' accounts in accordance with the applicable regulations of the Code.

The unallocated shares of Company Stock collateralize the loan. The lender, Bancorp, has no rights against the shares once they are allocated under the Plan. Accordingly, the statement of net assets available for benefits and the statement of changes in net assets available for benefits presents separately the assets and liabilities and changes therein pertaining to accounts of employees with rights in allocated stock and stock not yet allocated to employees.

There are two types of ESOP contributions that can be made to the Plan: a Company discretionary contribution amount as determined by the Board of Trustees and a Company loan repayment contribution.

Each plan year, the Company shall, subject to any regulatory prohibitions, contribute an amount of cash sufficient to enable Pentegra Trust Company ("the Trustee") to make principal and interest payments that become due on the loan. When the Company makes a loan repayment contribution to the Plan, the Trustee repays a portion of the loan and releases a portion of the stock held in a loan suspense account to the accounts of active participants to fund basic, profit sharing, matching and transition contributions. Also, the Company, at its discretion, may make an additional contribution to the Plan not related to the acquisition loan each plan year. No discretionary contribution was made for 2010 or 2009.

Contributions

The Plan features a basic and profit sharing contribution; salary reduction contribution; a matching contribution and a transition contribution. The Plan also permits rollover contributions.

Basic and Profit Sharing Contribution

The Company may contribute a basic and a profit sharing contribution. The amount of the basic contribution is 2% of a participant's compensation. The amount of the profit sharing contribution shall be determined by the Board of Trustees of the Company. Participants must be employed on the last day of the plan year and complete 1,000 hours of service to receive a basic and or profit sharing contribution, if any. For 2010, the Company contributed 2% of eligible participants' compensation for the basic contribution. No profit sharing contribution was made for 2010. For 2009, the Company contributed 2% of eligible participants' compensation for the basic contribution and 2% for the profit sharing contribution.

Salary Reduction Contribution

Participants may contribute from 1% up to 50% of their compensation (total salary, overtime and bonuses up to the Code limit on compensation) to the Plan.

Matching Contribution

The Company may contribute to each participant eligible for an allocation of such contributions an amount related to the participant's Salary Reduction Contribution. For 2010 and 2009, the Company contributed 100% of the first 2% and 50% of the next 4% of each eligible participant's compensation contributed to the Plan as a Salary Reduction Contribution.

Transition Contribution

Through and including the 2017 plan year, unless modified by the Company, the Company shall annually contribute an amount as a percentage of the compensation of each active participant who is a full time employee and is not a Highly Compensated Employee. The percentages range from 8% to 16% based on the ages of qualified participants

The participants' and the Company's contributions are subject to annual maximum limits under the Code.

Vesting

Participants' contributions (including salary reductions, rollover, and transition contributions) and the related earnings are 100% vested at all times. The Company's matching contributions are 100% vested after two years of service. Basic and Profit Sharing Contributions, as well as ESOP contributions, vest as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 to 3	20%
3 to 4	40%
4 to 5	60%
5 to 6	80%
6 or more	100%

Participant Accounts

Each participant's account is credited with an allocation of various contributions (basic and profit sharing contribution; salary reduction contribution; a matching contribution; an ESOP contribution; and transition contribution) and related interest and an allocation of Plan earnings (losses). The Plan's ESOP component is designed to invest primarily in Company Stock in order to comply with Section 4975(e)(7) of the Code and Income Tax Regulation 54.4975-11. Upon enrollment in the Plan, participants may direct their contributions in one of the applicable investment options or allocate between the investment options. Participants may change the allocation of contributions or make transfers between the investment options at any time. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Payment of Benefits

A participant upon termination of service, for any reason, is eligible to receive the vested interest in his or her account in a lump sum. If such vested interest is greater than $1,000, then the participant may elect to defer distribution. If the vested account balance exceeds $1,000, the assets will generally be held in the Plan until the later of the participant's normal or early retirement date or the tenth anniversary of the year in which participation began in the Plan.

A financial hardship withdrawal can be made for an immediate and heavy financial need that, among other things, cannot be satisfied through certain other sources available to the participant.

Notes Receivable from Participants

The Plan permits a participant to borrow from their account a minimum of $500 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Borrowings generally must be repaid within five years and are secured by a pledge of the participant's account balance and bear interest at rates that range from 3.0% to 8.5% at December 31, 2010, which are the rates determined by the Committee. Borrowings are generally repaid through payroll deductions. Notes receivable from participants are stated at their unpaid principal balances plus accrued unpaid interest.

Forfeitures

The non-vested portion of a terminated participant's account is placed in a separate account and becomes forfeited upon date of termination of employment. Forfeitures of participants' accounts are available to the Company to reduce the Company's contributions. At December 31, 2010 and 2009, forfeited non-vested accounts totaled $48,601 and $21,721, respectively. During the year ended December 31, 2010, forfeitures applied against the profit sharing contribution and matching contributions amounted to $21,721.

Voting Rights

Each participant or beneficiary shall be entitled to direct the Trustee how to vote the shares allocated to their account. The Trustee shall vote all unallocated shares held by the Plan in the manner that reflects the voting instructions received from participants regarding allocated shares, provided that such votes do not conflict with ERISA or the Trustee's fiduciary duties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a collective trust fund. The statement of net assets available for benefits present the fair value of the investment contracts held in the collective trust fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Investments Valuation and Income Recognition - The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 10 for a discussion of fair value measurements. Purchases and sales of securities are recorded on a trade date basis. Interest and dividend income is recorded on the accrual basis. Net depreciation and appreciation in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Administrative Expenses - The Company pays the administrative costs of the Plan to the extent they are not paid by the Plan.

Loan Payable - The balance of funds borrowed from Beneficial Mutual Bancorp, Inc. under the Loan Agreement is recorded as a loan payable. The Loan Agreement is more fully described in Note 4.

Subsequent Events - The Plan has evaluated events and transactions occurring subsequent to December 31, 2010, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date these financial statements were issued.

New Accounting Pronouncements – In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2010-06 "Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements", ("ASU 2010-06"), which provides a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements, transfers in and out of Levels 1 and 2, and the separate presentation of information in Level 3 reconciliations on a gross basis rather than net. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, Level 3 disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 had no material impact on the Plan's financial statements but expanded disclosures about certain fair value measurements.

In September 2010, FASB issued Accounting Standards Update No. 2010-25 "Plan Accounting-Defined Contribution Pension Plans: Reporting Loans to Participants by Defined Contribution Pension Plans," ("ASU 2010-25"), which clarifies how loans to participants should be classified and measured by participant defined contribution pension benefit plans. Loans are required to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 is applied retrospectively to all prior periods presented effective for fiscal years ending after December 15, 2010. The Plan adopted ASU 2010-25 and has presented loans to participants in accordance with this guidance as of December 31, 2010 and 2009.

3. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	2010	2009
Wells Fargo Stable Value Fund C	$ 5,925,082	$ 5,695,173
Beneficial Mutual Bancorp, Inc. Common Stock	30,799,208	34,898,662
American Funds Europacific Growth Fund	2,774,234	2,432,969
Fidelity Spartan 500 Index Fund	2,891,249	2,408,316
Vanguard Total Bond Market Index Fund	1,766,711	1,567,177
American Funds Growth Fund of America	3,449,298	2,860,844
Royce Pennsylvania Mutual Fund	1,555,874	1,211,174*

* Investment did not represent 5% or more of the Plan's net assets available for benefits, rather this investment is shown for comparative purposes.

During the year ended December 31, 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual Funds	$1,378,932
Common Stock	(3,532,291)
Collective Investment Funds	147,975
Collective Trust Fund	259,957
Net Depreciation in Fair Value of Investments	$(1,745,427)

4. LOAN PAYABLE

The Plan borrowed $32,247,720 from the Bancorp, the Company's parent holding company, at a fixed interest rate of 8.25%, in order to purchase 3,224,772 shares of Common Stock on July 13, 2007. Unallocated shares are collateral for the loan. The contractual term of the loan is twenty years. However, the Plan has the option to repay the loan over a shorter period of time. Variable installments of principal and interest are paid in amounts necessary to amortize the loan in conjunction with the number of shares released to fund contributions as described in Note 1, Description of the Plan. The loan balance at December 31, 2010 was $25,278,140. The loan can be prepaid at any time (in whole or in part) prior to the end of the twenty-year term, subject to certain IRS limits.

Scheduled principal payments on the loan consist of the following at December 31, 2010:

2011	$2,576,921
2012	2,796,185
2013	3,034,106
2014	3,292,271
2015	3,572,402
Thereafter	10,006,255
	$25,278,140

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend, modify, suspend, or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, partial or complete, affected participants will become 100% vested in their accounts.

6. INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated October 1, 2002 that the Plan, subject to certain amendments as required by the Internal Revenue Service, complies with applicable sections of the Code. Although the Plan has been amended since that date, the Committee believes that the Plan is currently designed and being operated in compliance with applicable requirements. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7. RELATED PARTY TRANSACTIONS

Certain Plan investments consist of shares of Company Stock, shares of mutual funds and balances in money market funds that are managed by the Trustee and Company. In addition, the Plan issues loans to participants, which are secured by the balances in the participants' accounts. Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management, participant loans, administrative services and the related payment of fees. At December 31, 2010 and 2009, the Plan held 3,448,019 shares and 3,546,612 shares, respectively, of Company Stock, with a cost basis of $37,806,195 and $38,525,793, respectively.

8. ADMINISTRATION OF PLAN ASSETS

The Plan's assets are held by Reliance Trust Company (the "Custodian").

Company contributions are managed by the Trustee, which invests cash received, interest, and dividend income and processes distributions to participants. The Trustee also administers the payment of interest and principal on the loan payable, which is reimbursed to the Trustee through contributions as determined by the Company.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid directly by the Company.

9. 9. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

10. FAIR VALUE MEASUREMENTS

The Plan measures on a recurring basis its investments at fair value in accordance with FASB accounting standard "Fair Value Measurements and Disclosures," which provides the framework for measuring fair value. That framework provides the fair value hierarchy used to classify the inputs used in measuring fair value. That hierarchy prioritizes the inputs used in determining valuations into three levels. The levels of fair value hierarchy are as follows:

The fair value hierarchy consists of the following three levels:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Examples of valuation methodologies that result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Level 1 Fair Value Measurements

Investments in interest-bearing cash are stated at cost, which approximates fair value. The fair values of money market and mutual funds are based on quoted net asset values of the shares held by the Plan at year-end. The fair values of common stocks are valued at the closing price reported in the active market on which the individual securities are traded.

Level 2 Fair Value Measurements

The collective investment funds are valued based upon the units of the collective investment funds held by the Plan at year end times the respective unit values. The unit values of the collective investment funds are determined by the Trustee based on the current market values of the underlying assets of the collective investment funds as based on information reported by the investment advisor using the audited financial statements of the collective investment funds at year end. Further information concerning the collective investment funds may be obtained from their separate audited financial statements.

The collective trust fund is valued based upon the units of the collective trust fund held by the Plan at year end times the respective unit value. The unit value of the collective trust fund is based upon significant observable inputs, although is not based upon quoted market prices in an active market. The collective trust fund invests in investment contracts and security-backed contracts. A security backed contract has similar characteristics as a traditional investment contact and is comprised of two parts: the first part is fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. The underlying investments of the collective trust fund consist primarily of Level 2 inputs, consisting of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan's investment in the collective trust fund is not subject to any withdrawal restrictions and distributions may be taken at any time. The Plan has no unfunded commitments relating to the collective trust fund at December 31, 2010 and 2009.

Level 3 Fair Value Measurements

The Plan does not hold any Level 3 investments.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31:

	2010			
	Fair Value Measurement Using:			
	Fair Value	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Cash and money market funds	$5,135	$5,135	$ -	$ -
Collective investment funds:				
Capital preservation fund	109,093	-	109,093	-
Income fund	60,700	-	60,700	-
Diversified income fund	630,868	-	630,868	-
Balanced fund	480,419	-	480,419	-
Balanced equity fund	859,217	-	859,217	-
Diversified equity income fund	293,465	-	293,465	-
Diversified equity fund	144,699	-	144,699	-
Collective trust fund	5,925,082	-	5,925,082	-
Mutual funds:				
Equity funds	12,409,327	12,409,327	-	-
Fixed income funds	1,766,711	1,766,711	-	-
Common stock	30,799,208	30,799,208	-	-
	$53,483,924	$44,980,381	$8,503,543	$ -

	2009			
	Fair Value Measurement Using:			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and money market funds	$ 6,414	$ 6,414	$ -	$ -
Collective investment funds:				
Capital preservation fund	43,092	-	43,092	-
Income fund	22,111	-	22,111	-
Diversified income fund	234,223	-	234,223	-
Balanced fund	379,902	-	379,902	-
Balanced equity fund	663,730	-	663,730	-
Diversified equity income fund	220,247	-	220,247	-
Diversified equity fund	31,994	-		-
Collective trust fund	5,695,173	-	5,695,173	-
Mutual funds:				
Equity funds	9,914,642	9,914,642	-	-
Fixed income funds	1,567,177	1,567,177	-	-
Common stock	34,898,662	34,898,662	-	-
	$53,677,367	$46,386,895	$7,290,472	$ -

11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31, 2010:

Net assets available for benefits per the financial statements	$29,053,680
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	127,545
Net assets available for benefits per the Form 5500	$29,181,225

A reconciliation of increase in net assets available for benefits according to the financial statements consists of the following for the year ended December 31, 2010:

Increase in net assets available for benefits per the financial statements	$1,657,081
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts - 2010	127,545
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts - 2009	(11,368)
Increase in net assets available for benefits per the Form 5500	$1,773,258

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31, 2009:

Net assets available for benefits per the financial statements	$27,396,599
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	11,368
Net assets available for benefits per the Form 5500	$27,407,967

SUPPLEMENTARY INFORMATION

BENEFICIAL MUTUAL SAVINGS BANK
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
EMPLOYER IDENTIFICATION NUMBER: 23-0400690
PLAN NUMBER: 002
FORM 5500, SCHEDULE H, PART IV, ITEM 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) Identity of Issue	(c) Description of Investment	(d) ** Cost	(e) Current Value
	Wells Fargo	Collective Trust Fund - Stable Value Fund C	N/A	$ 5,925,082
	TD Ameritrade	Sunrise Retirement Cap Preservation	N/A	109,093
	TD Ameritrade	Sunrise Retirement Income	N/A	60,700
	TD Ameritrade	Sunrise Retirement Diversified Income Fund	N/A	630,868
	TD Ameritrade	Sunrise Retirement Balanced Fund	N/A	480,419
	TD Ameritrade	Sunrise Retirement Diversified Equity Income Fund	N/A	293,465
	TD Ameritrade	Sunrise Retirement Diversified Equity Fund	N/A	144,699
	TD Ameritrade	Sunrise Retirement Balanced Equity Fund	N/A	859,217
		Total Collective Investment Funds		2,578,461
	American Funds	EuroPacific Growth Fund	N/A	2,774,234
	American Funds	Growth Fund of America	N/A	3,449,298
	American Beacon	Large Cap Value Fund	N/A	729,930
	Fidelity	Spartan 500 Index Fund	N/A	2,891,249
	Royce	Pennsylvania Mutual Fund	N/A	1,555,874
	Vanguard	Mid-Cap Index Fund	N/A	1,008,742
	Vanguard	Total Bond Market Index Fund	N/A	1,766,711
		Total Mutual Funds		14,176,038
*	Beneficial Mutual Bancorp Inc.	Common Stock - participant directed	N/A	10,855,143
*	Beneficial Mutual Bancorp Inc.	Common Stock - unallocated	$ 22,586,710	19,944,065
*	Participant Loans	3.00%-8.50%		854,995
		Money market funds		5,135
				$ 54,338,919

*Indicates party-in-interest to the Plan.

** Historical cost has not been presented since all investments except unallocated common stock are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 29, 2011

Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan



Plan Administrator

US2008 2634081.1

Consent of Independent Registered Public Accounting Firm


ParenteBeard

Consent of Independent Registered Public Accounting Firm

Beneficial Mutual Bancorp, Inc.
Philadelphia, Pennsylvania

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 No. 333-144749 and 333-152116 of Beneficial Mutual Bancorp, Inc. of our report dated June 29, 2011, relating to the financial statements and financial statement schedule, which appear in this Annual Report on Form 11-K of the Beneficial Mutual Savings Bank Employees Savings and Stock Ownership Plan for the year ended December 31, 2010.

ParenteBeard LLC

Philadelphia, Pennsylvania
June 29, 2011